Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Second Quarter Fiscal 2009

Financial Results

TORONTO, ON, February 11, 2009 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended December 31, 2008.

Selected Highlights

During the second quarter of fiscal 2009 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On October 20, 2008, Elan and Transition announced the achievement of the patient enrollment target for a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in patients with mild to moderate Alzheimer’s disease. Each patient’s planned treatment period is approximately 18 months;

TT-223 – Diabetes:

•	On February 5, 2009, Transition announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes;

Corporate Developments:

•

In January 2009, the Company disposed of 23,272,633 shares of Stem Cell Therapeutics Corp. (“Stem Cell”) in open market transactions over the TSX Venture Exchange which resulted in net proceeds of approximately $1.4 million;

•

On October 3, 2008, the Company received 23,272,633 freely tradable common shares of Stem Cell pursuant to the terms of a share purchase agreement entered into on October 4, 2004. Under the terms of this agreement, the final $1,650,000 milestone payment was due from Stem Cell to Transition on September 30, 2008. Stem Cell elected to make this payment in the form of Stem Cell common shares from treasury.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103).

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patents with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.

On October 20, 2008, Elan and Transition announced the patient enrollment target for the Phase 2 clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved.

TT-223 for Diabetes

Pre-clinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s Phase IIa clinical trial data showed that a 4-week therapy with TT-223 in combination with EGF (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Pre-clinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize

Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.

Transition and Lilly are both funding the Phase II clinical trial with lead compound TT-223 in type 2 diabetes. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin-based therapeutic products worldwide.

To support the Phase II clinical development program for TT-223, Transition has performed two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers and the second study, a multiple ascending dose study of TT-223 have both been completed.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which completed enrolling patients in February 2009. Transition and its development partner Lilly are in discussions regarding the timing and planning of another clinical study with TT-223 in combination with a GLP1 analogue in type 2 patients.

Financial Review

Results of Operations

For the three-month period ended December 31, 2008, the Company recorded a net loss of $4,873,270 ($0.21 per common share) compared to a net loss of $1,552,208 ($0.07 per common share) for the three-month period ended December 31, 2007.

For the six-month period ended December 31, 2008, the Company recorded a net loss of $9,906,066 ($0.43 per common share) compared to a net loss of $5,651,186 ($0.25 per common share) for the six-month period ended December 31, 2007.

The increase in net loss of $3,321,062 or 214% for the three-month period ended December 31, 2008 and $4,254,880 or 75% for the six-month period ended December 31, 2008 is due to an increase in research and development expenses primarily resulting from an increase in clinical development costs related to ELND005 (AZD-103). The increase in net loss for the three and six-month periods ended December 31, 2008 is also attributed to an increase in general and administrative expense and decreases in interest income, revenue, and gain on note receivable. The increase in net loss was partially offset by foreign exchange gains resulting from the Company’s US dollar investments.

Research and Development

Research and development expenses increased $2,657,687 from $2,480,123 for the three-month period ended December 31, 2007 to $5,137,810 for the three-month period ended December 31, 2008. For the six-month period ended December 31, 2008, research and development expenses increased $3,673,936 to $8,919,858 from

$5,245,922 for the same period in fiscal 2008. For the three and six-month periods ended December 31, 2008, these increases were primarily the result of significant increases in clinical development costs due to the ongoing Phase II ELND005 (AZD-103) trial, preclinical costs associated with advancing the family of compounds acquired in the NeuroMedix transaction, and increased drug development costs relating to the Company’s newly formed subsidiary, Transition Therapeutics (USA) Inc.

During the three-month period ended December 31, 2008, there was an increase in direct clinical program expenses relating to the Company’s TT-223 program. However, for the six-month period ended December 31, 2008 there was an overall decrease in the program costs resulting from the reimbursement of costs from Lilly.

General and Administrative

During the three-month period ended December 31, 2008, general and administrative expenses increased $117,525 to $1,623,724 from $1,506,199 for the same period in fiscal 2008. For the six-month period ended December 31, 2008, general and administrative expenses increased $333,442 to $3,171,822 from $2,838,380 for the same six-month period in fiscal 2008. The increases in general and administrative expenses for the three and six-month periods ended December 31, 2008 are due to increased option expenses, salaries and facility expenses. These increases have been partially offset by decreases in professional and regulatory costs as the comparative periods contained increased costs associated with the NASDAQ listing of August, 2007.

Amortization

Amortization for the three-month period ended December 31, 2008, increased $27,262 to $691,168 as compared to $663,906 for the three-month period ended December 31, 2007. For the six-month period ended December 31, 2008, amortization increased $159,173 to $1,482,397 as compared to $1,323,224 for the same period in fiscal 2008.

The three-month period increase in amortization expense is primarily due to the amortization expense relating to the compounds, technology and patents acquired from Forbes during the first quarter of fiscal 2009. The six-month period increase in amortization expense is due to increased amortization expense relating to the workforce acquired from Protana due to a workforce reduction, the full-quarter impact of amortizing the additional consideration paid to acquire the ENI technology in December, 2007 and the amortization expense resulting from the assets acquired from Forbes.

Interest Income, net

Interest income for the three-month period ended December 31, 2008 was $346,505 as compared to $692,552 for the same period in fiscal 2008, resulting in a decrease of $346,047. For the six-month period ended December 31, 2008, interest income was $760,129 as compared to $1,289,031 for the same period in fiscal 2007, resulting in a decrease of $528,902. The decreases in interest income resulted from decreased cash balances due to cash disbursements as well as decreases in effective interest rates.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,	June 30,
	2008	2008
ASSETS
Current
Cash and cash equivalents	19,183,981	22,952,865
Held-to-maturity investments	36,616,029	40,710,765
Available-for-sale investments	930,905	—
SCT receivable	—	1,650,000
Due from Eli Lilly and Company	1,128,219	472,220
GST receivable	392,050	278,784
Investment tax credits receivable	889,922	693,057
Prepaid expenses and deposits	1,256,879	974,426

Total current assets	60,397,985	67,732,117
Capital assets, net	855,573	958,689
Intangible assets	25,847,604	26,185,155

	87,101,162	94,875,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,317,737	1,576,190
Due to Elan Pharma International Limited	2,522,310	1,795,242

Total current liabilities	4,840,047	3,371,432
Deferred revenue	27,736,750	27,736,750
Leasehold inducement	74,308	80,024

Total liabilities	32,651,105	31,188,206

Shareholders’ equity
Common shares	160,471,098	160,262,540
Contributed surplus	4,501,050	4,492,251
Stock options	4,263,841	3,093,735
Accumulated other comprehensive loss	(719,095)	—
Deficit	(114,066,837)	(104,160,771)

Total shareholders’ equity	54,450,057	63,687,755

	87,101,162	94,875,961

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

	Six-month period ended December 31, 2008	Six-month period ended December 31, 2007	Three-month period ended December 31, 2008	Three-month period ended December 31, 2007
	$	$	$	$
REVENUES
Licensing fees	—	1,596,722	—	1,563,911

	—	1,596,722	—	1,563,911

EXPENSES
Research and development	8,919,858	5,245,922	5,137,810	2,480,123
General and administrative	3,171,822	2,838,380	1,623,724	1,506,199
Amortization	1,482,397	1,323,224	691,168	663,906
Foreign exchange gain	(2,918,176)	(220,587)	(2,232,927)	(191,557)
Loss on disposal of capital assets	10,294	—	—	—

	10,666,195	9,186,939	5,219,775	4,458,671

Loss before the following:	(10,666,195)	(7,590,217)	(5,219,775)	(2,894,760)
Interest income from held-to-maturity investments	760,129	1,289,031	346,505	692,552
Gain on note receivable	—	650,000	—	650,000

Net loss for the period	(9,906,066)	(5,651,186)	(4,873,270)	(1,552,208)

Basic and diluted net loss per common share	(0.43)	(0.25)	(0.21)	(0.07)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the six-month period ended December 31, 2008 and year ended June 30, 2008

(Unaudited)

	Number of Shares	Share Capital	Contributed Surplus	Stock Options	Deficit	Accumulated Other Comprehensive Loss	Total Deficit and Other Comprehensive Loss	Total Shareholders’ Equity
	#	$	$	$	$	$	$	$
Balance, July 1, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	—	(89,691,569)	50,322,897

Adjustment to opening deficit for change in accounting policy related to financial instruments	—	—	—	—	1,650,000	—	1,650,000	1,650,000
Issued pursuant to private placement, net	1,736,107	23,968,567	—	—	—	—	—	23,968,567
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc.	174,123	1,890,976	—	—	—	—	—	1,890,976
Stock options exercised or cancelled	45,736	414,679	4,499	(166,534)	—	—	—	252,644
Stock-based compensation expense	—	—	—	1,721,873	—	—	—	1,721,873
Net loss and comprehensive loss for the year	—	—	—	—	(16,119,202)		(16,119,202)	(16,119,202)

Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	—	(104,160,771)	63,687,755

Net loss for the six-month period ended December 31, 2008	—	—	—	—	(9,906,066)	—	(9,906,066)	(9,906,066)
Unrealized loss on available-for-sale investments	—	—	—	—	—	(719,095)	(719,095)	(719,095)

Total Other Comprehensive income (loss)	23,186,707	160,262,540	4,492,251	3,093,735	(114,066,837)	(719,095)	(114,785,932)	53,062,594
Stock options exercised, expired or cancelled	28,453	208,558	8,799	(91,806)	—	—	—	125,551
Stock-based compensation expense	—	—	—	1,261,912	—	—	—	1,261,912

Balance, December 31, 2008	23,215,160	160,471,098	4,501,050	4,263,841	(114,066,837)	(719,095)	(114,785,932)	54,450,057

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended December 31, 2008	Six-month period ended December 31, 2007	Three-month period ended December 31, 2008	Three-month period ended December 31, 2007
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(9,906,066)	(5,651,186)	(4,873,270)	(1,552,208)
Add (deduct) items not involving cash:
Amortization of:
capital assets	98,623	119,133	49,770	59,928
intangible assets	1,468,831	1,293,084	683,937	648,473
leasehold inducement	(5,716)	(5,716)	(2,858)	(2,858)
Stock-based compensation expense	1,261,912	684,170	618,364	359,380
Gain of company transferred under contractual arrangement	—	(650,000)	—	(650,000)
Loss on disposal of capital assets	10,294	—	—	—
Unrealized foreign exchange (gain) loss	(1,815,088)	26,150	(1,714,414)	12,968
Accrued interest on held-to-maturity investments	(277,634)	(664,566)	(248,810)	(460,232)
Net change in operating assets and liabilities	220,032	4,308,794	1,235,990	5,882,782

Cash provided by (used in) operating activities	(8,944,812)	(540,137)	(4,251,291)	4,298,233

INVESTING ACTIVITIES
Maturity of short-term investments	164,334,463	202,906,278	46,750,925	41,670,570
Purchase of short-term investments	(158,990,674)	(214,446,806)	(50,844,858)	(53,916,928)
Purchase of capital assets	(53,962)	(10,157)	(10,645)	(6,910)
Purchase of intangible assets	(1,131,280)	—	—	—
Proceeds on disposal of capital assets	48,161	—	—	—
Cash received from company transferred under contractual arrangement	—	650,000	—	650,000

Cash provided by (used in) investing activities	4,206,708	(10,900,685)	(4,104,578)	(11,603,268)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	125,551	24,046,496	—	8,050

Cash provided by financing activities	125,551	24,046,496	—	8,050

Impact of foreign exchange on cash and cash equivalents	843,669	(13,885)	654,344	(673)

Net increase (decrease) in cash and cash equivalents during the period	(3,768,884)	12,591,789	(7,701,525)	(7,297,658)
Cash and cash equivalents, beginning of period	22,952,865	1,377,387	26,885,506	21,266,834

Cash and cash equivalents, end of period	19,183,981	13,969,176	19,183,981	13,969,176

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com